N E W S R E L E A S E

June 3, 2016

Nevsun Advises that ISS and Glass Lewis Recommend Shareholders Vote FOR

Business Combination with Reservoir Minerals

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (the “Company” or “Nevsun”) announces that ISS Proxy Advisory Services (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”), two leading independent proxy advisory firms, have recommended that the Company’s shareholders vote FOR the Plan of Arrangement through which the Company will acquire all of the issued and outstanding common shares of Reservoir Minerals (the “Transaction”). In their assessment of the Transaction, both ISS and Glass Lewis identified the reasonable strategic rationale, deployment of cash to the expected high return Timok copper-gold project and the upside from having Freeport as an on-going JV partner as factors supporting a FOR recommendation.

ISS and Glass Lewis have also recommended that Reservoir shareholders vote FOR the Transaction in their shareholder vote.

Under the terms of the Transaction, Reservoir will receive two Nevsun shares and $0.001 cash per Reservoir common share held. Upon completion of the Transaction, existing shareholders of Nevsun and Reservoir will own approximately 67% and 33% of the pro forma company, respectively, on a fully-diluted in-the-money basis.

Cliff Davis, Nevsun’s President and CEO commented, “The positive recommendation from both ISS and Glass Lewis is a strong endorsement of the proposed combination with Reservoir. Shareholders of the combined company will be owners of a leading mid-tier base metals company with a strong balance sheet and operating cash flow to fund development of Timok.”

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the previously announced combination of Nevsun and Reservoir, the timing and amount or work to be undertaken at the Timok project. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Nevsun’s control. These include, but are not limited to, the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; and the failure to obtain the necessary shareholder and court approvals, if applicable, required in order to proceed with the Arrangement. Readers are cautioned that the foregoing list of factors is not exhaustive. Further information concerning risks and uncertainties associated with these forward-looking statements and Nevsun’s business can be found in Nevsun’s  Annual Information Form for the year ended December 31, 2015, which is available on Nevsun’s website (www.nevsun.com), filed under Nevsun’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on this information.

Neither TSX nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Scott Trebilcock Tel: +1 604 623-4700 Email: contact@nevsun.com Website: www.nevsun.com